Big Sky Growth Partners, Inc.

1201 Western Avenue, Suite 406

Seattle, Washington 98101

April 9, 2021

VIA EDGAR

Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Big Sky Growth Partners, Inc.

Acceleration Request for Registration Statement on Form S-1, as Amended

File No. 333-253569

Filed February 26, 2021

Requested Date:	April 13, 2021
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. Baynes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Big Sky Growth Partners, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to April 13, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Big Sky Growth Partners, Inc.

/s/ Lauren Neiswender
Lauren Neiswender
Chief Financial Officer and Chief Legal Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP